Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

October 12, 2021

Via EDGAR Filing

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2165

Balanced Income Builder Portfolio, Series 37

File Nos. 333-258956 and 811-03763

Dear Ms. Dubey:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2165, filed on August 20, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the Balanced Income Builder Portfolio, Series 37 (the “trust”).

PROSPECTUS

Investment Summary — Principal Risks

1.       The “Principal Investment Strategy” section states that the trust may invest in debt securities issued by foreign companies, including companies located in emerging markets. Please disclose the risks of investing in foreign issuers, including issuers located in emerging markets, in the “Principal Risks” section or explain to us why it is not appropriate to do so. Also, if you include emerging markets risk disclosure, please tailor the disclosure of the emerging markets risk to the particular emerging markets the trust intends to invest in. Please see ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response:       If the trust invests debt securities issued by foreign companies and/or companies located in emerging markets, the trust will add the corresponding risk disclosures to the appropriate risk section(s). If the trust includes emerging markets risk disclosure, it will be tailored to the particular emerging markets that the trust intends to invest in.

2.       In the third bullet under the “Principal Risks” section, please reflect the risk that exchange-traded funds may trade at a premium to net asset value in the secondary market.

Response:       In response to this comment, the fifth sentence of this bullet will be replaced with the following:

Shares of ETFs may trade at a premium or discount from their net asset value in the secondary market. If the trust has to sell an ETF share when the share is trading at a discount, the trust will receive a price that is less than the ETF’s net asset value.

3.       The “Principal Investment Strategy” section states that the trust may invest in exchange-traded funds that invest in senior loans, municipal bonds, Treasury bonds, preferred securities and floating rate securities. Please disclose the risks of investing in these types of fixed-income securities, as applicable, in the “Principal Risks” section or explain to us why it is not appropriate to do so.

Response: If an exchange-traded fund that the trust invests in invests principally in such fixed-income securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

Signature Page

4.       Please identify the comptroller or principal accounting officer of the trust. Please see Section 6(a) of the Securities Act of 1933.

Response:       Julie Jacques signs the registration statement in her capacity as Principal Financial Officer. In that capacity, she fulfills the functions of a principal accounting officer. The next filing of the registration statement will have the following parenthetical after Ms. Jacques’s title of Principal Financial Officer of Guggenheim Funds Distributors, LLC: “(fulfills the role of principal accounting officer).”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren